

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Marc Fogassa
Chief Executive Officer and Chairman of the Board
Brazil Minerals, Inc.
Rua Vereador João Alves Praes, 95-A
Olhos D'Água , Minas Gerais 39.398-000
Brazil

   Re: Brazil Minerals, Inc.
     Registration Statement on Form S-1
     Filed January 28, 2022
     File No. 333-262399

Dear Mr. Fogassa:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed January 28, 2022

Business, page 58

1. We note that you disclose estimates of mineralization that have been prepared in accordance with a jurisdiction outside the United States, such as NI 43-101. All estimates of mineralization should be prepared in accordance with the definitions established under U.S. Securities Law. Please revise to remove these estimates.

2. Please revise to include a brief summary of your exploration plans and the associated cost for each property. To the extent this information has not been determined please include a statement to this effect in your disclosure.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jay Weil, Esq.